UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 03, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that we have been determined the winner of the “Buena Pro” of the Public Bidding for the concession of the “Operation of the collection unit of the integrated transportation system of Lima” for a period of sixteen years, in which we have participated as a consortium together with our subsidiary GMD S.A.

The concession’s purpose is the operation of the collection of the electronic tickets, as well as the provision of the management system of the fleet of buses for the seven corridors which are part of the integrated transportation system of the city of Lima.

These corridors will begin operation in a gradual way throughout the next years. The estimated maximum number of buses will be of 16,000 units approximately, with a daily flow of 8.8 million passengers.

The estimated investment for the first three corridors which will begin operation within the next few months is of US$ 24 million. This investment will reach an amount of US$ 100 million once the seven corridors start operating.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: October 3, 2014